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                  CENDANT ADDS NEW CHARGES TO LAWSUIT AGAINST
               AMERICAN BANKERS AND AMERICAN INTERNATIONAL GROUP

STAMFORD, CT and PARSIPPANY, NJ, February 2, 1998 -- Cendant Corporation (NYSE: CD) announced today that it has filed an amended complaint in its litigation against American Bankers Insurance Group Inc. (NYSE: ABI) and American International Group, Inc. (NYSE: AIG) in United States District Court for the Southern District of Florida, detailing a number of unlawful actions taken by American Bankers and AIG in connection with AIG's proposed acquisition of American Bankers.

These include, among other things, the false and misleading impression AIG has sought to convey with respect to its intention to exercise the Lock-Up Option to acquire 19.9% of the outstanding common shares of American Bankers, and misleading statements made by American Bankers in its Proxy Statement concerning the timing of regulatory approvals and other matters.

Cendant has commenced this suit and filed preliminary proxy materials to ensure that American Bankers' shareholders will have the opportunity to consider Cendant's higher offer and to assist the American Bankers' Board in fulfilling its fiduciary obligations to shareholders.

The complaint and amendment follow Cendant's proposal on January 27 to acquire


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American Bankers for $58 per share in cash and stock, for an aggregate of approximately $2.7 billion on a fully diluted basis, 23% more than the agreement American bankers has with American International Group.

Cendant (NYSE: CD) is the world's premier provider of consumer and business services. With a market capitalization of approximately $30 million, it ranks among the 100 largest U.S. corporations. Cendant operates in three principal segments: Membership, Travel and Real estate Services. In Membership Services, Cendant provides access to travel, shopping, auto, dining, and other services through more than 73 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has more than 35,000 employees, operates in over 100 countries and makes approximately 100 million customer contracts annually.

Investor Contact:                  Media Contact:           or:
Laura P. Hamilton                  Elliot Bloom             Jim Fingeroth
Senior Vice President              Vice President           Kekst and Company
Investor Relations and             Public Relations
Corporate Communications           (973) 496-8414           (212) 521-4800
(203) 965-5114

A form of proxy statement soliciting proxies in opposition to the proposed merger of American Bankers and a subsidiary of AIG will be sent to shareholders of American Bankers promptly after it is finalized in accordance with the Federal securities laws. The participants in the solicitation of proxies in opposition to the proposed AIG merger include the directors, executive officers and certain employees of Cendant.